

September 18, 2013

<u>Via E-mail</u>
Jenny Wenjie Wu
Chief Financial Officer
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
People's Republic of China

> **Re:** **Ctrip.com International, Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 1-33853**

Dear Ms. Wu:

We refer you to our comment letter dated September 10, 2013, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Cecilia Blye
>
> Cecilia Blye, Chief
> Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance

        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom